PROTECTIVE LIFE INSURANCE COMPANY
P. O. BOX 2606
BIRMINGHAM, ALABAMA 35202

Individual Retirement Annuity
Endorsement

The contract (“Contract”) to which this Individual Retirement Annuity Endorsement (“Endorsement”) is attached is issued to fund a program under the Individual Retirement Annuity provisions of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, the applicable provisions of this Contract and any statements made in any attached certificates (“Certificate”) are restricted or amended by this Endorsement as required by Code Section 408. We may change the terms of the Contract and this Endorsement from time to time as may be required to comply with the Code as amended and any related regulations. We will notify you immediately of any such changes.

The Contract and any statements made in the Certificate are modified as of the Effective Date of the Contract as follows:

1.
The Annuitant is the Participant and Owner of the Contract (“Owner”). The Contract is established for the exclusive benefit of the Owner and his or her beneficiaries. The Contract is not transferable, and may not be sold, assigned, discounted or pledged as security for a loan or as security for any other obligation. Annuity payments under the Contract cannot be surrendered, commuted, assigned, encumbered or anticipated by the Owner in any way.

2.	Regardless of any other provision of the Contract or this Endorsement,

(a)
the entire interest (value of the annuity) of the Owner will be distributed, or commence to be distributed, no later than the first day of April following the calendar year in which the Owner attains age 70 ½ (“Required Beginning Date”), in equal or substantially equal amounts over:

(1)	the life of such Owner, or the lives of such Owner, and his or her designated Beneficiary, or

(2)	a period not extending beyond the life expectancy of such Owner, or the joint and last survivor expectancy of such Owner and his or her designated Beneficiary.

(b)
If the Owner’s entire interest is to be distributed in other than a lump sum, the amount to be distributed each year (commencing with the Required Beginning Date and each year thereafter) must be at least an amount equal to the quotient obtained by dividing the Owner’s entire interest by the life expectancy of the Owner or joint and last survivor expectancy of the Owner and designated Beneficiary.

(c)
Life expectancy and joint and last survivor expectancy are computed by use of the return multiples contained in Section 1.72-9 of the Income Tax Regulations. For purposes of this computation, the Owner’s life expectancy may be recalculated no more frequently than annually; however, the life expectancy of a non-spouse Beneficiary may not be recalculated.

3.	Notwithstanding any other provision of the Contract or this Endorsement,

(a)	If the Owner dies before distribution of his or her interest commences, the Owner’s entire interest will be distributed in accordance with one of the following four provisions:

(1)	The Owner’s entire interest will be paid within five (5) years after the date of the Owner’s death.

(2)
If the Owner’s interest is payable to a Beneficiary designated by the Owner and the Owner has not elected (1) above, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated Beneficiary commencing no later than one (1) year after the date of the Owner’s death.

(3)
If the designated Beneficiary of the Owner is the Owner’s surviving spouse, the spouse may elect within the five year period commencing with the Owner’s date of death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which the deceased Owner would have attained age 70 ½.

(4)
If the designated Beneficiary is the Owner’s surviving spouse, the Spouse may treat the Contract as his or her own individual retirement annuity. This election will be deemed to have been made if such surviving spouse makes an Annuity Deposit, makes a roll-over from such Contract, or fails to elect any of the above three provisions.

(b)
For purposes of the above, payments will be calculated by use of the return multiples specified in Section 1.72-9 of the regulations. Life expectancy of a surviving spouse may be recalculated annually. In the case of any other

Form No. FIQA-030

designated Beneficiary, life expectancy will be calculated at the time payment first commences and payments for any 12 consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced.

(c)
For purposes of this requirement, any amount paid to a child of the Owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

4.
The initial Annuity Deposit must consist entirely of roll-over contributions, as permitted by Code Sections 402(a)(5), 402(a)(7), 403(a)(4), 403(b)(8), 408(d)(3), 405(d)(3) (prior to its repeal of 1984), or 409(b)(3)(C) (prior to its repeal in 1984).

5.
The Owner may make additional Annuity Deposits provided such additional Annuity Deposits are roll-over contributions, as permitted by Code Sections 402(a)(5), 402(a)(7), 403(a)(4), 403(b)(8), 408(d)(3), 405(d)(3) (prior to its repeal of 1984), or 409(b)(3)(C) (prior to its repeal of 1984).

6.	All Annuity Deposits are payable in cash.

7.	The entire interest of the Owner in the Contract is nonforfeitable.

8.
Unless the Owner dies, is disabled (within the meaning of Codes Section 72(m)(7)) or reaches age fifty-nine and one-half (59 ½), before any annuity payments begin, the Owner must provide a statement to the Company explaining how he or she intends to dispose of the amount distributed.

9.	The Owner agrees to provide the Company with information necessary for the Company to prepare any reports required under Code Section 408(i) and related regulations.

10.	The Company agrees to submit reports to the Internal Revenue Service, the Owner and Beneficiaries as prescribed by the Code and related regulations.

11.
The Company reserves the right and the Owner agrees the Company shall have such right, without prior notice, to make any amendments (including retroactive amendments) to this Endorsement necessary to obtain approval of the Contract as an Individual Retirement Annuity under Section 408(b) of the Code.

12.	The terms of this Endorsement control over any contrary provisions of the Contract. Use of the masculine pronoun herein shall be deemed to refer, as applicable, to the feminine and neuter genders.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary